[PUBLIC STORAGE, INC. LOGO]
701 Western Avenue                                           Tel: (818) 244-8080
Glendale, CA 91201-2349                                      Fax: (818) 548-9288

                                      July 19, 2006

BY FACSIMILE  202-772-9210




Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


           Re:  Public Storage, Inc.
                Amendment No. 3 to Registration Statement
                On Form S-4
                Filed June 20, 2006
                File No. 333-133438

                Public Storage, Inc.
                Annual Report on Form 10-K
                Filed February 16, 2006
                File No.  1-08389

Dear Mr. McTiernan and Ms. Gowetski:

      Set forth below are responses of Public Storage, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance that was set forth in your letter dated July 18, 2006 regarding the Company's Annual Report on Form 10-K.

      Each of the Staff's comments, indicated in bold below, is followed by responses on behalf of the Company.

      WE ASK THAT YOU DEMONSTRATE THAT THE AMOUNT THAT SHOULD HAVE BEEN ALLOCATED TO GOODWILL UNDER APB 16 IS NOT MATERIAL AND DETERMINE, BASED ON SOME REASONABLE ALLOCATION, THE AMOUNT THAT SHOULD HAVE BEEN ALLOCATED TO GOODWILL UPON ADOPTION OF SFAS 141 AND 142 AND CALCULATE THE AMORTIZATION THAT SHOULD NOT HAVE BEEN TAKEN IN EACH HISTORICAL PERIOD.

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 2


      In November 1995, the Company acquired Public Storage Management, Inc. (the "PSMI Merger") for an aggregate cost of approximately $550 million. The following summarizes the net assets acquired as outlined in the Company's 1995 financial statements (in millions):

       Investment in real estate entities              $390
       Other tangible assets                             31
       Property management contracts                    165
       Goodwill                                          68
       Liabilities assumed and minority interest       (104)
                                                       ----
           Total purchase cost                         $550
                                                       ====

      Independent appraisals were performed to arrive at valuations for the investment in real estate entities as well as for substantially all of the other tangible assets. No independent appraisals were performed with respect to the valuations of the property management contracts.

      In 1995, in correspondence to the SEC Staff, we indicated that the $165 million value assigned to the "property management contracts" was determined by management based upon a 10 year discounted cash flow model. As the Company has indicated, while we ascribed the $165 million value entirely to "property management contracts" this 10 year discounted cash flow model effectively valued the entire management company, as a whole, rather than simply the property management contracts. Accordingly, the $165 million valuation represented our estimate of the fair value of all of the intangible assets of the management company which consisted of a number of identifiable intangible assets including the management contracts, the "Public Storage" brand name, the workforce in place, and the infrastructure. The remaining hard assets of the management company acquired and liabilities assumed consisting of, for example, property, plant and equipment and working capital, were not significant.

      As indicated above, the value of the management contracts and the additional identifiable intangible assets acquired in the PSMI Merger was determined by the Company rather than by independent appraisals. In addition, management did not separately determine the fair values of each of these identifiable intangible assets in 1995. We believe, however, that had we appropriately applied APB 16 to the PSMI Merger in 1995, the entire $165 million would have been allocated to three items: (i) the management contracts, (ii) the brand name and (iii) the workforce in place.

      We believe that APB 16 supported the recognition of these types of intangible assets as APB 16 required separate recognition of any intangible asset that could be identified and named. SFAS 141 (Par. 39) differs from APB 16 in that it requires that intangible assets be recorded apart from goodwill if they meet one of the criteria established in SFAS 141 (i.e., either the contractual-legal criterion or the separability

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 3



criterion). In applying the provisions of SFAS 141 to the PSMI Merger, only the management contracts and the brand name would have been recognized as intangible assets separate from goodwill. SFAS 141 Par. 39 eliminates the identification of workforce in place as an intangible asset separate from goodwill.

      Our prior letter to you indicated that we have now estimated the value of the property management contracts that were acquired in the PSMI Merger at approximately $23 million. We believe that the $23 million is at the lower end of a range of possible valuations, which could be as high as $50 million. Using the $23 million to establish the fair value of the management contracts in 1995 (which is the most conservative assumption) would result in the remaining $142 million being allocated to the brand name and the workforce in place.

      In order to understand how much of the $142 million would have been allocated to goodwill upon the adoption of SFAS 142 as of January 1, 2002, we would need to bifurcate the $142 million between the brand name and workforce in place. Given the passage of time and the fact that in the ordinary course the Company has not retained detailed records from more than 10 years ago, it is not possible to bifurcate the $142 million between the brand name and workforce in place.

      For discussion purposes only, if one were to assume that, based on a retroactive application of SFAS 142, the entire $142 million should have been allocated to goodwill in 1995, the impact from this change to the Company's financial statements from 1995 through 2001 would not have been material. There would be no change to our balance sheets because all of the intangible assets were grouped into a single line item called "Intangible assets, net" and therefore were not separately disclosed. There would be no change to our income statements because the amortization period of the goodwill acquired in the PSMI Merger was 25 years which is the same as the amortization life we utilized for the $165 million intangible asset. Accordingly, amortization expense would not have changed. The footnotes to the financial statements, however, would have been revised to indicate that goodwill was $142 million higher and the intangible asset would have been $142 million lower.

      Beginning in 2002, the Company adopted the provisions of SFAS No. 142. The statement required companies to identify all intangible assets acquired prior to July 1, 2001 that did not meet the new criteria for recognition apart from goodwill and required that such intangible assets be reclassified to goodwill. The statement specified that any unamortized balance related to an assembled workforce will be reclassified to goodwill. Further the statement requires a reassessment of the useful lives for those intangible assets acquired prior to June 30, 2001 and a resulting adjustment of the remaining amortization periods.

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 4


      In adopting SFAS No. 142, had we determined the fair value of the workforce in place in the application of APB 16 to the PSMI Merger, we would have, upon such adoption, reclassified the remaining unamortized asset relating to the workforce in place to goodwill and amortization of such asset would have ceased. In addition, we would have reevaluated any amounts that would have been allocated to the brand name to determine whether the remaining useful life should remain the same. In this regard, we would have concluded that the brand name would no longer be amortized, because it would continue to contribute to the Company's cash flows indefinitely in the future and therefore have an indefinite life. Our conclusion that the brand name would not be amortized is based upon the guidance of paragraph 11 of SFAS 142, which indicates that if there are no factors which limit the useful life of the trademark, then the useful life of the asset shall be considered to be indefinite. The name "Public Storage" and the associated logo are trademarked, we continue to use the brand name in all of our self-storage facilities and most associated products, we expect and have the resources to continuously renew the trademark as required by law and defend it from encroachment, and do not contemplate changing the brand name in the future. In addition, we would refer the Staff to Example 7 of Appendix A to SFAS 142, which further supports an indefinite life for a brand name when there is evidence to support continuous renewal and use of a trademark.

      Therefore, regardless of how much of the $142 million should have been allocated to either the workforce in place or the brand name, no further amortization would have been recorded with respect to the entire $142 million from the beginning of 2002 through the present date.

      Historically, from 2002 through 2005, amortization expense with respect to the entire $142 million was approximately $5.68 million per year, representing the amount of amortization that should not have been recorded in each year.

      PLEASE PROVIDE US WITH A MATERIALITY ASSESSMENT OF THE ERROR TO DETERMINE IF A CORRECTION TO YOUR HISTORICAL FINANCIAL STATEMENTS IS NECESSARY.

      As indicated above and further detailed below, for the period from inception of the PSMI Merger through the period ended December 31, 2001, there would be no change as a result of reclassifying a portion, if not all, of the $142 million to goodwill other than to change footnote disclosures.

      For the periods subsequent to 2001, an accounting error was made by continuing to amortize intangible assets that should have ceased amortization as a result of adopting SFAS No. 142 at the beginning of 2002. The following tables summarize the impact from this error to the Company's balance sheets and income statements for these periods:

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 5


IMPACT TO BALANCE SHEET:               2005         2004        2003        2002
                                        (Dollar amounts in thousands)
Adjustments to increase
  intangible assets and
  shareholders' equity to
  correct the cumulative error
  in recording amortization
  expense                           $22,720      $17,040     $11,360      $5,680

HISTORICAL AMOUNTS:
Total assets                     $5,552,486   $5,204,790  $4,968,069  $4,843,662
Total shareholders' equity       $4,817,009   $4,429,967  $4,219,799  $4,158,969

Adjustment as a percentage
  of total assets                      0.4%         0.3%        0.2%        0.1%
Adjustment as a percentage
  of shareholders' equity              0.5%         0.4%        0.3%        0.1%


IMPACT TO INCOME STATEMENT:            2005         2004        2003        2002
                                        (Dollar amounts in thousands,
                                           except per share amounts)
Adjustments to correct the
  error and reduce amortization
  expense and increase net income    $5,680       $5,680      $5,680      $5,680
Impact to earnings
  per share - diluted                 $0.04        $0.04       $0.04       $0.05

HISTORICAL AMOUNTS:
Net income                         $456,393     $366,213    $336,653    $318,738
Net income allocable
  to common shareholders           $254,395     $178,063    $161,836    $141,423
Net income per share
  - diluted                           $1.97        $1.38       $1.28       $1.14

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 6


Adjustment as a percentage
  of net income, as adjusted for
  the error                            1.2%         1.6%        1.7%        1.8%
Adjustment as a percentage of
  earnings per share - diluted,
  as adjusted for the error            2.0%         2.8%        3.0%        4.2%

      We believe the impact to the Company's financial statements for the errors described above are not qualitatively or quantitatively material to the financial statements as previously issued. In arriving at this conclusion we evaluated the numerical impact to the financial statements as well as other surrounding circumstances. In our evaluation, we referred to the guidance as provided by Staff Accounting Bulletin No. 99 and as outlined below we considered the following in assessing materiality:

CONSIDERATION                         EVALUATION
Did the misstatement arise from an    The error was caused by a combination of
item capable of precise measurement   both. The misstatement amount arose as a
or whether it arises from an          result of an error classifying $165
estimate and, if so, the              million as intangible assets for the
degree of imprecision in the          property management contracts acquired in
estimate                              1995. Upon further reflection and
                                      analysis, the value of the property
                                      management contracts should have been
                                      substantially less with the remaining
                                      portion attributable to other intangible
                                      assets. This remaining portion should not
                                      have continued to be amortized when the
                                      Company adopted SFAS 142. As a result,
                                      annual amortization expense was overstated
                                      by approximately $5.68 million for each of
                                      the years ended December 31, 2002 - 2005
                                      (the periods subsequent to the adoption of
                                      SFAS 142).
Did the misstatement mask a           No.  The Company has continued to increase
change in earnings or other           its income from continuing operations for
trends                                the four years ended December 31, 2005
                                      ($329.9 million, $332.7 million, $367.1
                                      million and $450.0 million) and net income
                                      ($318.7 million, $336.7 million, $366.2
                                      million, and $456.4 million).

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 7


Did the misstatement hide a           No. The Company has consistently met
failure to meet analysts'             analysts' expectations over the past
consensus expectations for the        several years and does not provide
enterprise                            earnings estimates or guidance. Further,
                                      the error resulted in an understatement of income from continuing operations and net income for the years ended December 31, 2002-2005.

                                      In addition, analysts' estimates for the
                                      Company's earnings are based on a non-GAAP
                                      measure of Funds from Operations per
                                      share, as defined, rather than GAAP
                                      earnings per share. In this regard, the
                                      error would have had no impact on Funds
                                      from Operations per share for the years
                                      ended December 31, 2002 through 2005, as
                                      is the Company's practice with respect to
                                      amortization of intangibles.
Did the misstatement change a loss    No. The Company would have continued to
into income or vice versa             report income from continuing operations
                                      and net income for the years ended
                                      December 31, 2002-2005, as noted above,
                                      regardless of the impact from the error.
Did the misstatement concern a        Yes. The property management contracts are
segment or other portion of the       included in the self-storage reporting
registrant's business that has been   segment which accounts for substantially
identified as playing a significant   all of the Company's segment net income
role in the registrant's operations   for the years ended December 31, 2002-
or profitability                      2005. However, this is mitigated by the
                                      fact that substantially all of the
                                      Company's operations, earnings and assets
                                      are concentrated in this one reporting
                                      unit and the impact is not significant to
                                      either the segment or the Company as a
                                      whole.
Did the misstatement affect the       No.
registrant's compliance with
regulatory requirements

Did the misstatement affect the       No.  In addition, after discussions with
registrant's compliance with          the rating agencies, the misstatement
loan covenants or other               would have no impact on the Company's debt
contractual requirements              or preferred stock ratings.

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 8


Did the misstatement have the         No.
effect of increasing management's
compensation

Did the misstatement involve          No.
concealment of an unlawful
transaction

Was the misstatement material         No. As indicated above from a numerical
to the financial statements           and qualitative perspective the
taken as a whole                      misstatement is not material to either the
                                      balance sheet or income statement.
                                      Further, the misstatement has no impact on the Company's cash flows provided by operating activities or liquidity.


      As noted above, the Company has assessed the quantitative and qualitative considerations of assessing materiality. Based on these assessments, the Company has concluded that the potential misstatement of approximately $5.68 million per year for fiscal years subsequent to 2001, as a result of the amounts improperly included as amortizing intangible assets, is not material to the Company's financial statements and to the users of those financial statements. In addition, we believe that it is highly unlikely that the judgment of a reasonable person relying upon the Company's financial statements would have changed or been influenced by the correction of the amounts noted. Again please keep in mind that investors and other users of our financial statements not only use the GAAP measures of our financial performance, but also rely significantly on the non-GAAP measure of Funds from Operations, which is not impacted by the misstatement. Further, the potential misstatements were not intentional and do not represent actions to manage earnings.

      PLEASE TELL US HOW YOU WOULD ALLOCATE THE GOODWILL AMONG YOUR REPORTING UNITS AND HOW YOU WOULD ASSESS THE GOODWILL FOR IMPAIRMENT. ALTERNATIVELY, PLEASE PROVIDE AN ACCOUNTING ARGUMENT FOR WHY APB 16'S REQUIREMENT TO CALCULATE GOODWILL WAS NOT APPLICABLE TO THIS BUSINESS AND WHY THE INTANGIBLES AND GOODWILL SHOULD NOT HAVE BEEN SEPARATED UPON ADOPTION OF SFAS 141 AND 142 WHEN PARAGRAPH 61(A) OF SFAS 141 REQUIRES THAT ALL INTANGIBLE ASSETS THAT DO NOT MEET THE CRITERIA FOR SEPARATE RECOGNITION BE RECLASSIFIED AS GOODWILL.

      In defining our reporting units, we referred to the guidance of Paragraph 30 of SFAS 142. At the time of the PSMI Merger, our operating segments, as per the guidance of paragraphs 10 - 15 of SFAS 131, comprised (a) our self-storage operations, representing the rental income, equity in earnings, and related expenses of the self-storage facilities we have an interest in and manage, (b) our merchandise sales operations, (c) our truck rental operations, and (d) our commercial property operations.

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 9


We consider each of these operating segments separate "reporting units" within the guidance of Paragraph 30 of SFAS 142.

      We would have allocated goodwill to each of these reporting units based upon their relative level of expected benefits from the PSMI Merger. Because the vast majority of our operations are derived from the self-storage reporting unit (representing in excess of 90% of our revenues in 1996), it derived substantially all of benefits from the PSMI Merger and, accordingly, substantially all of the goodwill would be allocated to the self-storage reporting unit. The remainder would have been allocated to our merchandise, truck rental, and commercial property reporting units.

      In assessing the goodwill for impairment, based on the assumption that we have now allocated the $142 million discussed above to goodwill and the applicable operating units, we would follow the guidance of paragraph 19 of SFAS 142, which describes the "first step" of the impairment test. This test would have been performed initially as of January 1, 2002 in accordance with the implementation guidance of SFAS 142. Please note that we have followed this guidance since adopting SFAS 142 with respect to the recorded goodwill on our balance sheet at each applicable period through December 31, 2005.

      In this first test, we have estimated the enterprise value of the Company at approximately $6.5 billion, comprised of the market value of our common and preferred stock and the book value of debt and minority interest at December 31, 2001. We have allocated this aggregate $6.5 billion in total estimated enterprise value to each reporting unit to derive each respective reporting unit's estimated enterprise value, and compared that to each reporting unit's allocation of the carrying value of the Company's $4.6 billion in total assets. We believe through this process we have established that the enterprise value of each reporting unit exceeded its carrying amount (book value), including the allocated goodwill, as adjusted for the $142 million, and have thereby concluded that the goodwill was not impaired.

      Based on this analysis, and the allocation of the $142 million to goodwill, we have concluded, considering the level and profitability of operations at each of the reporting units as well as the increase in our common stock price from $33.40 at December 31, 2001 to approximately $67.72 at December 31, 2005, that there was no impairment of goodwill as at each reporting date.


CONCLUSION

      We believe that the impact from the accounting errors with respect to the intangible assets acquired in the PSMI Merger to the Company's financial statements has not been

Mr. Michael McTiernan, Esq.
Ms. Jennifer Gowetski, Esq.
July 19, 2006
Page 10


material and no restatement is necessary. We have discussed the above matters with Ernst & Young's national office, who concurs with the conclusions reached.

      We propose that on a prospective basis, beginning with our quarterly report on Form 10-Q for the period ended June 30, 2006 that we do the following:

         1.   Cease amortization of the $142 million intangible asset.

         2. Reclassify the portion of the net remaining amount of the intangible asset (approximately $14 million as of December 31, 2005) with respect to the management contracts to real estate.

         3. Reclassify the net remaining amount of the intangible asset (approximately $84 million as of December 31, 2005) with respect to both the workforce and brand name to a caption entitled "goodwill." The combination of this adjustment with the adjustment above will eliminate the "intangible assets" entirely.

         4.   Expand footnote disclosures to discuss the above adjustments.

      Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at 818-244-8080 x1300.

                                     Very truly yours,

                                     /s/ John Reyes

                                     John Reyes
                                     Senior Vice President and
                                     Chief Financial Officer